Exhibit 21

SUBSIDIARIES OF REGISTRANT

Subsidiary	State of Organization

West Suburban Bank	Illinois

West Suburban Insurance Services, Inc.	Illinois

Melrose Holdings, Inc.	Illinois

West Suburban Management, LLC	Delaware

West Suburban Realty, LLC	Delaware